Exhibit 99(a)
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2014
(millions of dollars)
Selling, general and administrative expenses	$(31)
Restructuring and other (a)	(187)
Interest expense and related charges	(774)
Loss before income taxes and equity in earnings of unconsolidated subsidiary	(992)
Income tax benefit	277
Equity in earnings of unconsolidated subsidiaries (net of tax)	348
Net loss	$(367)
___________
(a)Restructuring and other represents reserve for income taxes receivable from EFH Corp.